EXHIBIT 4

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NIRE (State ID) 53 3 000058-00 — CNPJ/MF (Tax ID) 02.558.132/0001-69

Public Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 27, 2003

1.     DATE, TIME AND VENUE. Held on October 27, 2003, in Sao Paulo at 3:00pm, in Lisbon at 5:00 pm and at Madrid at 6:00pm, via videoconference.

2.     MEETING NOTICE: Duly summoned and installed with the presence of the totality of the Members of the Board of Directors. Also present, pursuant to the provisions of Article 163, Section 3 of Law no. 6,404/76, as amended, the Members of the Company’s Fiscal Committee, Mr. Norair Ferreira do Carmo, Mr. Joao Luis Tenreiro Barroso and Mr. Luciano Nobrega Queiroz.

3.     MEETING BOARD. Iriarte Jose Araujo Esteves — Chairman; and Evandro Luis Pippi Kruel - Secretary.

4.     AGENDA AND DELIBERATIONS. The Chairman of the meeting informed the board that, as it was of knowledge of all, the purpose of the Meeting was the deliberation regarding the merger, of the Company’s outstanding shares (hereinafter also referred to as “TCO”) by Telesp Celular Participacoes S.A. (“TCP” and, along with the Company, “Companies”), for its consequent conversion into a wholly owned subsidiary of TCP (“Merger of Shares”). It was clarified that the Merger of Shares has the following purposes: (a) to align the interests of the Companies’ shareholders; (b) to strengthen TCP’s shareholder base my merging its shareholders and those of TCO into a single listed company, with greater liquidity; (c) to unify, standardize and rationalize the general management of TCP and TCO’s businesses; (d) to enhance TCP and TCO’s corporate image; (e) to give TCO shareholders direct holdings in TCP’s capital; and (f) to take advantage of any financial, operational and commercial synergies. After the presentation of the necessary clarification, the members of The Board of Directors deliberated by majority of votes and without any restriction:

4.1	Approval of the “Justification of the Merger of Shares of Tele Centro Oeste Celular Participacoes S.A. into Telesp Celular Participacoes S.A. for the purpose of the former’s conversion into a Wholly Owned Subsidiary.”

4.2	Approval of the terms and conditions of the “Protocol of the Merger of Shares of Tele Centro Oeste Celular Participacoes S.A. into Telesp Celular Participacoes S.A. for the purpose of the former’s conversion into a Wholly Owned Subsidiary” (“Protocol”), to be executed on this date TCO and TCP’s management.

4.3	Ratification of the hiring of KPMG Corporate Finance to perform the appraisal of TCO and TCP’s shareholders’ equity, at market values.

4.4	Ratification of the hiring of KPMG Auditores Independentes to determine the book value of TCO’s shares.

4.5	Ratification of the hiring of Citigroup and Merrill Lynch & Co. to perform the TCO and TCP’s Economic and Financial Analyses, according to the provisions of Article 30 of TCP’s Bylaws.

4.6	Approval of the accounting appraisal report of TCO’s shares to be incorporated by TCP for purposes of the capital increase of TCP, and of TCO and TCP’s shareholders’ equity appraisal reports at market values and the Economic and Financial Analyses of TCO and TCP.

4.7	Approval of the exchange ratio set forth in the Protocol.

4.8	Approval of the Merger of Shares, as provided by the Protocol.

4.9	Authorization of TCO’s Board of Directors of the subscription of TCP’s capital increase in connection with the Merger of Shares.

4.10	[Text deleted.]

5.     CLOSING. : Mr. Chairman offered the word to whom might want to make use of it and, without any manifestation, the Meeting was adjourned, and the minutes were drawn up, which, after being read and found to conform, were signed by the presents on October 27, 2003. (a.a.) Iriarte Jose Araujo Esteves, Chairman (in Lisbon); Evandro Luis Pippi Kruel, Secretary (in Madrid); the Members Eduardo Perestrelo Correia de Matos, Fernando Xavier Ferreira (in Sao Paulo), Ernesto Lopez Mozo, Antonio Viana-Baptista, Ignacio Aller Mallo, Zeinal Abedin Mohamed Bava (in Madrid), Pedro Manuel Brandao Rodrigues, Carlos Manuel de Lucena e Vasconcellos Cruz (in Lisbon), and the Members of the Fiscal Committee Norair Ferreira do Carmo Joao Luis Tenreiro Barroso and Luciano Nobrega Queiroz (in Sao Paulo).

This is a true copy of the original,
drawn up in its appropriate book.

Sao Paulo, Lisbon and Madrid, October 27, 2003.

Evandro Luis Pippi Kruel
Secretary